LF CAPITAL ACQUISITION CORP.

600 Madison Avenue

New York, NY 10022

June 18, 2018

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Danilo Castelli
Mara L. Ransom

RE:	LF Capital Acquisition Corp.
Registration Statement on Form S-1
File No. 333-225029

Ladies and Gentlemen:

LF Capital Acquisition Corp. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Tuesday, June 19, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes William N. Haddad of Venable LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with William N. Haddad of Venable LLP, counsel to the Registrant, at (212) 503-9812.

[Signature Page Follows]

Very truly yours,

LF CAPITAL ACQUISITON CORP.

By:	/s/ Philippe De Backer
Name:	Philippe De Backer
Title:	Chief Executive Officer

cc:	William N. Haddad, Venable LLP
Stuart Neuhauser, Ellenoff Grossman & Schole LLP
Joshua Englard, Ellenoff Grossman & Schole LLP

[Company Signature Page to Acceleration Request]